PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED NOVEMBER 2, 2001                       FILE NUMBER 333-72268


                         CALYPTE BIOMEDICAL CORPORATION

                         855,059 SHARES OF COMMON STOCK

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On February 26, 2002, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated August 23, 2001 evidencing a standby equity-based credit facility between us and TIL. This notice required TIL to purchase up to $150,000 of our common stock pursuant to a pricing formula in the stock purchase agreement. The settlement period began on February 27, 2002, and ended on March 13, 2002, and settled on March 14, 2002. On March 11, 2002, Calypte issued a short-term promissory note to TIL in the amount of $150,000. At the final settlement date on March 14, 2002, TIL purchased a total of 855,059 shares of our common stock at an average purchase price of $0.175 per share, resulting in proceeds of $141,500 net of brokerage, escrow and other fees. Of those proceeds, $141,500 was used to pay down the short-term promissory note issued by us to TIL and we paid $8,500 to the escrow agent to cover the brokerage fees and escrow fees. Ladenburg Thalmann & Co. received $7,500 in brokerage fees and the escrow agent received $1,000 in escrow fees in connection with this drawdown.

     The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

     We will not receive any of the proceeds from this sale of shares by TIL. However, we will receive the sale price of common stock sold to TIL. Other than the pay off of the short-term promissory note discussed above, we expect to use the proceeds of this sale of common stock for general corporate purposes.

     This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 4 of the accompanying prospectus and on page 32 of our annual report on Form 10-K for the year ended December 31, 2001, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 14, 2002.